Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Kite Realty Group Trust and Subsidiaries for the registration of common shares, preferred shares, depositary shares, warrants and rights and to the incorporation by reference therein of our reports dated March 7, 2014, and the effectiveness of internal control over financial reporting of Kite Realty Group Trust and Subsidiaries with respect to the consolidated financial statements and schedule of Kite Realty Group Trust and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

October 29, 2014